SEC 04004835

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SEC FILE NUMBER
8-49280

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2003** (MM/DD/YY) AND ENDING **December 31, 2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Belfinance Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

156 West 56th Street – Suite 2001

(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew D. Lloyd 212 581-1515

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis & Noreman LLP

(Name — if individual, state last, first, middle name)

One Linden Place – Suite 200	Great Neck	New York	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH, D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Matthew D. Lloyd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Belfinance Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

RONA M. SIEGEL
Notary Public, State of New York
No. 01-5057197
Qualified in New York County
Commission Expires October 15, 2006

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☒ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BELFINANCE SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY

INFORMATION REQUIRED BY RULE 17a-5 OF

THE SECURITIES AND EXCHANGE COMMISSION

AND INDEPENDENT AUDITOR'S REPORT

AND REPORT ON

INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2003

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Belfinance Securities, Inc.

We have audited the accompanying statement of financial condition of Belfinance Securities, Inc. as of December 31, 2003 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 179-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these aforementioned financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Belfinance Securities, Inc. as of December 31, 2003 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Kamler, Lewis & Noreman LLP

February 11, 2004
Great Neck, New York

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND INDEPENDENT AUDITOR'S REPORT AND REPORT ON INTERNAL ACCOUNTING CONTROL DECEMBER 31, 2003

INDEX	PAGE

BELFINANCE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 265,364
Marketable securities and investments (Note 4)	122,536
Other receivable (Note 3)	46,445
Due from broker	30,888
Income taxes receivable	12,000
Prepaid expenses and other assets	8,636
Total Assets	$ 485,869

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued expenses and other current liabilities	$ 28,485
Contingencies (Notes 3,5,6 and 7)	
Stockholders' Equity:	
Common Stock, par value $.01; 10,000 shares authorized; 760 shares issued and outstanding	8
Paid-in capital	457,376
Retained earnings	-
Total Stockholders' Equity	457,384
Total Liabilities and Stockholders' Equity	$ 485,869

See accompanying notes to financial statements.

BELFINANCE SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues, Profits and Losses:	
Commission income	$ 337,473
Trading losses	(18,943)
Interest and dividends	39
	318,569
Expenses:	
Commissions	19,742
Clearance charges	30,036
Professional fees	27,883
Travel	18,410
Entertainment	14,998
Filing fees	5,980
Outside services	16,000
Automobile	4,064
Computer expenses	9,218
Insurance	2,189
Office Supplies	1,944
Depreciation	1,145
Telephone	6,178
Bank Charges	1,153
Dues and Subscriptions	1,949
Other	4,324
	165,213
Income before Provision for Income Taxes	153,356
Provision for Income Taxes	2,800
Net Income	$ 150,556

See accompanying notes to financial statements.

BELFINANCE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Paid-In	Retained	Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, January 1, 2003	760	$ 8	$ 501,500	$ (135,003)	$ 366,505
Net Income				150,556	150,556
Distributions to stockholders	-	-	(44,124)	(15,553)	(59,677)
Balance, December 31, 2003	760	$ 8	$ 457,376	$ -	$ 457,384

See accompanying notes to financial statements.

BELFINANCE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities:	
Net Income	$ 150,556
Depreciation	1,145
Adjustments to reconcile net income to cash:	
Changes in assets and liabilities:	
Decrease in investments	12,821
Increase in due from broker	(28,074)
Increase in prepaid expenses and other assets	(3,993)
Increase in income taxes receivable	(12,000)
Increase in accrued expenses	19,039
Net Cash Provided By Operating Activities	139,494
Cash Flows From Financing Activities:	
Repayment of loan payable-stockholder	(11,244)
Distributions to stockholder	(59,677)
Net Cash Used By Financing Activities	(70,921)
Net Increase in Cash	68,573
Cash, beginning of year	196,791
Cash, end of year	$ 265,364
Supplemental Disclosure of Cash Flows Information:	
Cash Paid During the Year For:	
Income Taxes	$ 100

See accompanying notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

Business Organization and Description

On April 12, 1996, Belfinance Securities, Inc. (the "Company") was incorporated under the laws of the State of Delaware. The Company was formed as a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers ("NASD"). The Company maintains office facilities in New York, New York. The Company received its approval as a limited broker-dealer on February 19, 1997 and commenced executing customer orders with institutional and accredited investors in March, 2000.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturities of less than three months at the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, marketable securities, accounts payable and accrued expenses approximate their respective fair values at December 31, 2003.

Marketable Security Positions - Marked to Market

Marketable security positions, which consist primarily of institutional mortgage-backed securities and asset-backed securities, are valued at the lower of cost or market.

Impairment of Long-Lived Assets

The Company investigates potential impairments of its long-lived assets when evidence exists that events or changes in circumstances may have made recovery of an asset's carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future net cash flows is less than the carrying amount of the asset. No such losses have been identified.

Revenue and Expenses From Security Transactions

Generally accepted accounting principles require that trading profits and losses, commission income and related expenses be recorded on a trade date basis unless the difference between trade date and settlement date is immaterial.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

Note 2 - Income Taxes

The Company, with the consent of its stockholders', elected under the Internal Revenue Code and the New York State Tax Code to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on the Company's Federal and New York State taxable income. Therefore, no provision or liability for Federal and New York State income taxes has been included in the financial statements.

For the year ended December 21, 2003, the provision for income taxes (benefit) consists of the following:

Federal:	
Current	$14,000
Utilization of prior year net operating loss carryfowards	(12,000)
	2,000
Local Income Taxes	800
	$ 2,800

Note 3 - Other Receivable

The Company was retained as the exclusive advisor and placement agent of a non-related entity in connection with a best efforts private placement. The Company advanced expenses in connection with the private placement for acting as the placement agent. As of December 31, 2003, the Company had advanced $46,445, which will be reimbursed at the closing of the private placement. There is no current plan as to when such private placement will be completed.

Note 4 - Investments

The Company advanced the NASD $121,641 for the purchase of a NASDAQ private placement of 4,683 shares of NASD for $60,279 and related warrants of $61,362, effective January 18, 2001. The warrants are recorded at cost as there is no determinable market for these warrants.

Note 5 - Related Party Transactions

On November 1, 2003, the sole stockholder transferred his voting shares to a family member who became the President and Chief Executive Officer of the Company on October 1, 2003.

An affiliated company, owned by the majority stockholder, provides certain administrative services, including rent, for the Company. The affiliate has a month-to-month lease with an entity whereby the majority stockholder serves on the entity's board of directors and audit committee.

Note 6 - Concentrations of Credit Risk

As a securities broker and dealer, the Company may be engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, institutional and individual investors. A substantial portion of the Company's transactions would be executed with and on behalf of institutional investors including other brokers and dealers, mortgage brokers, commercial banks, U.S. governmental agencies, mutual funds and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1 (the rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1). At December 31, 2003, the Company had net capital of $282,149, which was $182,149 in excess of its required net capital of $100,000. The Company's ratio of Aggregate Indebtedness to Net Capital was to .1674 to 1.

Note 8 - Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholder
Belfinance Securities, Inc.

We have audited the accompanying financial statements of Belfinance Securities, Inc. for the year ended December 31, 2003 and have issued our report thereon dated February 11, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on the following pages is presented for purposes of additional analysis, and is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 11, 2004
Great Neck, New York

BELFINANCE SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

	Schedule I
Net Capital:	
Total stockholder's equity per statement of financial condition	$ 457,384
Deductions - non-allowable assets:	
Other receivable	46,445
Income taxes receivable	12,000
Prepaid expenses and other assets	8,636
Investments not readily marketable	105,616
Total Subtractions	172,697
Net Capital before haircuts on security positions	284,687
Haircut on equity securities	2,538
Total Net Capital (Note 7)	$ 282,149
Aggregate Indebtedness:	
Accrued expenses	$ 28,485
Computation of Basic Net Capital Requirement:	
Minimum net capital required (6-2/3% of $28,485)	$ 1,899
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 100,000
Excess net capital (Note 7)	$ 182,149
Ratio of aggregate indebtedness to net capital (Note 7)	.1009 to 1

BELFINANCE SECURITIES, INC.
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Schedule II

Net Capital, as reported in the Company's Part II (unaudited) FOCUS Report	$ 292,833
Net Audit Adjustments Related to:	
Increase in unallowable assets	(13,452)
Other items (net)	(2,768)
Net Capital Per This Report (Schedule I)	$ 282,149

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Belfinance Securities, Inc.

In planning and performing our audit of the financial statements of Belfinance Securities, Inc. for the year ended December 31, 2003, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the basic financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Belfinance Securities, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recording of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities per Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control systems and of the practices and procedures referred to in the preceding paragraph and to assess whether they can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Because of inherent limitations in any internal accounting control system, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Belfinance Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations. Practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's internal accounting control system was adequate at December 31, 2003 to meet the Commission's objectives.

At December 31, 2003, the Company was in compliance with the conditions of its exemption from SEC Rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year ended December 31, 2003.

This report is intended solely for the use of the Board of Directors and management of Belfinance Securities, Inc., the Securities and Exchange Commission and other regulatory agencies and should not be used for any other purpose.

Kamler, Lewis & Noreman LLP

February 11, 2004
Great Neck, New York